UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Allegiant Travel Company

(Name of Issuer)

Common Stock $.001 par value per share

(Title of Class of Securities)

01748X 10 2
(CUSIP Number)

Robert B. Goldberg, Esq.
3490 Piedmont Road, Suite 400
Atlanta, Georgia 30305
(404) 233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 01748X 10 2
Cover Page

1	NAMES OF REPORTING PERSONS Maurice J. Gallagher, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,179,524[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,179,524
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,524[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.65[2]%
14	TYPE OF REPORTING PERSON (See Instructions) IN
1Mr. Gallagher exercises voting and dispositive power over 15,000 shares of common stock of Allegiant Travel Company held by a trust under which he serves as Trustee and 200,000 shares of common stock held by a limited liability company controlled by Mr. Gallagher. Does not reflect changes in stock ownership after December 31, 2018. See Item 5, paragraph (c) below.
2Based on the 16,183,274 shares of common stock outstanding as of December 31, 2018.

SCHEDULE 13D

This Amendment No. 6 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2006 as amended by that certain Amendment No. 1 filed with the Commission on February 17, 2015, that certain Amendment No. 2 filed with the Commission on February 17, 2016, that certain Amendment No. 3 filed with the Commission on February 16, 2017, that certain Amendment No. 4 filed with the Commission on March 9, 2018 and that certain Amendment No. 5 filed with the Commission on February 20, 2019 relating to the Common Stock, $.001 par value per share, of Allegiant Travel Company, a Nevada corporation (the “Company”). This Amendment No. 6 is filed for the sole purpose of correcting the number of shares of common stock of the Company owned by Mr. Gallagher as reported in Amendment No. 5 filed on February 20, 2019. The principal executive offices of the Company are located at 1201 North Town Center Drive, Las Vegas, Nevada 89144.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and supplemented by the following:

(a) As of December 31, 2018, Mr. Gallagher beneficially owns 3,179,524 shares of the Company’s common stock, representing 19.65% of the outstanding common stock of the Company. These shares include (x) 15,000 shares of common stock held by a trust under which Mr. Gallagher serves as Trustee and 200,000 shares of common stock held by a limited liability company controlled by Mr. Gallagher as described in Item 6, (y) 9,053 shares of restricted stock not yet vested as of December 31, 2018 and (z) 9,737 shares that Mr. Gallagher may acquire beneficial ownership of within 60 days of December 31, 2018 by exercising stock options held by him. The number of shares reported on Amendment No. 5 inadvertently omitted shares owned by Mr. Gallagher. The correct beneficial stock ownership of Mr. Gallagher as of December 31, 2018, is shown in this Amendment No. 6.

(b)    Mr. Gallagher has the sole power to vote and sole power to dispose or to direct the disposition of all of the 3,179,524 shares reported as beneficially owned by him.

(c)    In the past 60 days and after December 31, 2018, Mr. Gallagher has not acquired or disposed of any shares of the Company’s common stock, other than (i) 1,494 shares returned to the Company to meet tax withholding obligations upon vesting of restricted stock grants, (ii) a grant of 14,312 shares of restricted stock vesting over three (3) years and (iii) the exercise of stock options granted to Mr. Gallagher and sale of the 9,737 shares acquired upon such stock option exercise. After such transactions, Mr. Gallagher beneficially owned 3,192,342 shares of the Company’s common stock.

(d)    No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2019         /s/ Maurice J. Gallagher, Jr.
Maurice J. Gallagher, Jr.